Exhibit 99.1

SUPPLEMENTAL DISCLOSURE DOCUMENT

March 16, 2010

ABOUT THIS DOCUMENT

On March 16, 2010, Encana Corporation ("Encana" or the "Corporation") issued a news release disclosing estimates of its probable and possible reserves and economic contingent resources as at December 31, 2009. This document contains information relating to those estimates and is being filed with the securities commission or similar authority in each of the provinces and territories of Canada to be available for reference or incorporation by reference in other disclosure documents of Encana.

In this document, where the context requires, references to "Encana" or the "Corporation" include its subsidiaries.

RESERVES AND RESOURCES INFORMATION

The following table sets forth estimates of Encana's proved reserves, probable reserves, possible reserves and economic contingent resources as of December 31, 2009. The estimates are derived from reports prepared by independent qualified reserves evaluators engaged by Encana.

Encana Reserves and Resources (trillion cubic feet equivalent (Tcfe)) [1]
As at Dec. 31, 2009	Estimated reserves			Estimated economic contingent resources
Play	Proved	Probable	Possible	C1[2]	C2[2]	C3[2]
Haynesville	0.7	1.4	0.9	5.5	8.6	8.1
Cutbank Ridge[3]	1.5	0.6	0.4	2.1	4.3	3.3
Piceance	1.5	1.1	0.7	1.4	2.8	4.4
Greater Sierra[4]	1.2	0.5	0.1	1.3	2.3	3.7
East Texas	0.8	0.4	0.1	1.0	0.4	0.9
CBM	1.5	0.4	0.3	1.5	0.3	0.3
Bighorn	0.8	0.4	0.2	0.5	0.8	0.8
Fort Worth	0.8	0.4	0.2	1.1	0.1	0.1
Jonah	2.2	0.8	0.9	0.6	0.2	0.2
Other	1.8	0.7	0.4	0.9	0.2	0.2
Total	12.8	6.7	4.2	15.9	20.0	22.0

	Proved	Proved + Probable	Proved + Probable + Possible	Low estimate	Best estimate	High estimate
Canada	5.9	8.1	9.4	5.5	13.3	21.3
USA	6.9	11.4	14.3	10.4	22.6	36.6
Total	12.8	19.5	23.7	15.9	35.9	57.9

1.	As of December 31, 2009 employing a business case price forecast: Henry Hub natural gas price of $5.50 per MMbtu for 2010 and $6.50 per MMbtu for 2011 and beyond.
2.	C1 represents the low estimate. C2 represents the difference between the best estimate and the low estimate. C3 represents the difference between the high estimate and the best estimate.
3.	Montney included in Cutbank Ridge.
4.	Horn River included in Greater Sierra.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Encana's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities which permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (the "SEC"). Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Encana's Annual Information Form.

The reserves numbers contained in this document represent estimates of Encana's reserves prepared using SEC definitions and standards, applying forecast prices. Encana has used Henry Hub forecast prices of $5.50 per MMbtu for 2010 and $6.50 per MMbtu for 2011 and beyond.

In accordance with SEC definitions, proved reserves are those quantities which can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves, but which, together with proved reserves, are as likely as not to be recovered. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

The estimates of economic contingent resources contained in this document are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects a 90% confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50% confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects a 10% confidence level.

There is no certainty that it will be economically viable or technically feasible to produce any portion of the volumes currently classified as economic contingent resources. The primary contingencies which currently prevent the classification of Encana's disclosed economic contingent resources as reserves include the lack of a reasonable expectation that all internal and external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.

The estimates of reserves and contingent resources for an individual property may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this document represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

In this document, certain crude oil and natural gas liquids volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.